Exhibit 99.1

Fury Receives Drill Permits for Eau Claire Project in Quebec

Vancouver & Toronto, Canada – October 19, 2020 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY)(“Fury” or the “Company”) is pleased to announce that it has received the Permis d’Intervention from the Department of Forets, Faune et Parcs du Quebec, required for the initial 22 drill pads for its fully funded 50-thousand-meter drill program at the Eau Claire project in the James Bay region of Quebec. The program will initially utilize two drills, the first of which will initiate the infill program in the first week of November and the second will start expansion and step-out drilling approximately two weeks later.

A Message from Mike Timmins, President & CEO:

“We believe there is a significant opportunity at the Eau Claire project to grow the deposit and outline additional gold-bearing zones from surrounding targets. Our technical team has identified a previously underexplored seven-kilometer deposit trend extending east of the Eau Claire deposit with several prospective targets and has been incorporating important project information that had not previously been utilized. This is only the beginning of our work, and we are already seeing more potential to increase the ounce profile at Eau Claire than we did during our due diligence of the project.

“In two weeks we will ignite a non-stop campaign of exploration activity, which will provide the engine to drive shareholder value. We will also be making key personnel additions to the team and will release the first of what will be a steady stream of targeting updates followed by drill results from Eau Claire. The balance of the year is going to be busy as we initiate Fury’s inaugural drill program and build value for our shareholders through exploration, drilling and potential discovery across the Canadian portfolio.”

Eau Claire Deposit Trend Targeting:

Fury is focused on developing deposit extension and brownfield targets along a newly identified seven-kilometer geological trend that hosts numerous prospects (Figure 1). The technical team is currently developing a matrix of data that corresponds with known gold mineralization, including: a 3D magnetic inversion, preliminary gradient array induced polarization data, trace element geochemical signatures and geological environments that provide a ‘fingerprint’ of the Eau Claire deposit.

Preliminary results demonstrate that gold mineralization at the Eau Claire deposit is situated along a strong magnetic gradient, has a strong chargeability signature and a tungsten and molybdenum trace element association.

The first test block of gradient array IP data successfully imaged a crucial structural relationship between primary and secondary shear zones at the Eau Claire deposit (Figure 2). The gradient array survey is currently ongoing across the seven-kilometer-long deposit trend to identify similar structure patterns and chargeability signatures that are consistent with the Eau Claire deposit. This targeting effort will form the basis of a 25,000-meter drill program focused on deposit step-outs and brownfield targets.

Eau Claire Deposit Infill Drill Program:

The drill permit received is for the first 13,000 meters of a planned 25,000 meters of infill drilling at the Eau Claire deposit. The goals of this program are to upgrade the resource from inferred to indicated category at the southeastern limit of the deposit as well as add additional ounces between currently defined resource blocks (Figure 3). The target area of the infill drilling program represents 200,000 ounces at 12.2 g/t gold (3.5 g/t cut-off grade) of inferred category.

A Message from Michael Henrichsen, SVP of Exploration:

"Based on our technical team’s initial assessment of the available data sets and newly acquired IP data, we believe that there is significant potential to both meaningfully expand the Eau Claire deposit and discover additional mineralization along the seven-kilometer deposit trend. Our team is in the process of daylighting numerous targets that have signatures that are consistent with the deposit and we look forward to drilling them in our 50,000-meter program.”

Eau Claire – 50,000m Drill Program, 7 km Deposit Trend

FURY GOLD MINES

Targets Situated along Multiple Structures

7 km
IP Chargeability Test block
Resource projected on surface
Gradient Array IP Survey
Rosemary
Snake Lake
Eau Claire
Clovis Lake
N
1 km
Legend
Target Area
Geology
Tonalite
Quartz Feldspar Phyric Intrusive
Sediment-epiclastic
Mafic Flows
Rock Au g/t
0.25 - 0.5
0.5 - 1
1 - 2.5
2.5 - 5
5 - 10
>10

- 7-km-long deposit trend hosts numerous high potential prospects with similar geological, geophysical and geochemical signatures as the Eau Claire deposit

Figure 1: Depicts the seven-kilometer-long Eau Claire deposit trend with associated high potential prospects. In addition, the figure illustrates the location of the gradient array induced polarization test block over the Eau Claire deposit.

Eau Claire Deposit – Chargeability Signature

Initial Gradient Array IP Test Block has Successfully Imaged Deposit Structural Geometry

FURY
GOLD MINES

Primary shear zone
Secondary shear corridor
Resource projected on surface
200 m
N
Legend
Chargeability mV/V
45
30
25
20
Structural Model
Primary shear zone
Secondary shear zone
Intersection lineation

- Chargeability highs associated with secondary shear zones define high-grade intersection lineations that are considered a primary target geometry along the 7 km deposit trend

Figure 2: Depicts the chargeability results of the gradient array induced polarization survey over the Eau Claire deposit. Importantly, the results clearly show a chargeable response associated with secondary shear zones that play a large role in focusing high-grade gold mineralization where they intersect the primary shear zone and associated gold-bearing quartz-tourmaline veins.

Figure 3: Depicts the infill drill program on the southeastern margin of the Eau Claire deposit. The infill program is designed to upgrade the resource category from inferred to indicated in this location with the goal of adding additional ounces by drilling between defined resource blocks. The infill program is situated within the currently defined resource of 200,000 ounces at 12.2 g/t gold (3.5 g/t cut-off grade) of inferred category.

Michael Henrichsen, P.Geo, SVP of Exploration at Fury, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF FURY GOLD MINES LIMITED

Mike Timmins

President, CEO & Director

For further information on Fury Gold Mines Limited, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600, info@furygoldmines.com or visit www.furygoldmines.com.

About Fury

Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward looking information is information that includes implied future performance and/or forecast information including information relating to the growth plans and future results of Fury and the timing and results of the drill program at Eau Claire. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.